VS HOLDINGS, INC.

2101 91st Street

North Bergen, New Jersey 07047

September 30, 2009

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VS Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 11, 2009
Amendment No. 2 to Registration Statement to Form S-1
Filed September 22, 2009
File No. 333-160756
Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008
Filed March 19, 2009
Quarterly Report on Form 10-Q for the Period Ended March 28, 2009
Filed May 12, 2009
Quarterly Report on Form 10-Q for the period ended June 27, 2009
Filed August 11, 2009
File No. 333-134983-02

Dear Mr. Owings:

On behalf of VS Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 3 (the “Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on July 23, 2009 (the “Registration Statement”). A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

The Amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. James M. Sander, the Vice President, General Counsel and Corporate Secretary of the Company, dated September 25, 2009, from the staff of the Commission (the

VS Holdings, Inc.

September 30, 2009

“Staff”). In addition, the Amendment updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement On Form S-1

General

1.	Staff’s comment: We note your responses to comments 1, 6, 10, 12, 13, 14, 25, 35, 38 and 39 in our letter dated August 19, 2009 that certain omitted information and exhibits, as well as a supplemental schedule, will be provided in a future amendment to Form S-1.

Response: The Company duly notes the Staff’s comment and advises the Staff that it will provide such omitted information and exhibits and supplemental schedule in a future amendment to Form S-1.

Prospectus Summary, page 1

2.	Staff’s comment: We acknowledge the supplemental materials that you furnished to us in response to comment two in our letter dated August 19, 2009. Please furnish us an appropriately dated and marked copy of the census information you refer to on page 2. In addition, please disclose the source or basis of your statements that the U.S. special supplement product category and the U.S. sports nutrition product category are expected to grow at 7.5% CAGR and 7.6% CAGR (or 47% and 51% faster than the overall industry), respectively. Finally, please provide us with copies of the documentation in which NBJ states that the VMS industry is highly fragmented, with no single industry participant accounting for more than 4% of industry sales in 2007.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify the Company’s basis for the above-referenced growth rates in the U.S. special supplement product category and the U.S. sports nutrition product category. In addition, the Company has separately provided the Staff with the requested census information and updated NBJ data which provides the supporting data for the conclusion that the VMS industry is highly fragmented.

3.	Staff’s comment: We note your response to comment three in our letter dated August 19, 2009. The information presented, however, continues to be duplicative of information that is properly presented in the latter parts of the prospectus. Please revise to provide a brief overview of the key aspects of the offering. You may wish to include cross references to such further portions of the prospectus.

VS Holdings, Inc.

September 30, 2009

Response: In response to the Staff’s comment, the Company has revised the Prospectus Summary in the Registration Statement to provide a brief overview of the key aspects of the offering.

Corporate Structure, page 5

4.	Staff’s comment: We note your response to comment five in our letter dated August 19, 2009. Tell us how you determine the portion of the Series A Preferred Stock to be redeemed upon the merger with VS Parent, Inc. and the redemption cash amount per share.

Response: In response to the Staff’s comment, the Company advises the Staff that the amended and restated Certificate of Incorporation of VS Parent, Inc. (the “Parent Charter”) will provide that a share of Series A Preferred Stock can be redeemed for its liquidation preference plus accrued and unpaid dividends. The amount of preferred stock to be redeemed will depend on the amount of proceeds to the Company in the offering after offering expenses and the amount of senior secured notes for which the Company must make an offer to repurchase. Pursuant to the terms of the Parent Charter, the Series A Preferred Stock remaining outstanding following such redemption will be converted into a number of shares of VS Parent, Inc. common stock, determined with respect to each share of Series A Preferred Stock by dividing the liquidation value of, plus all accrued and unpaid dividends on, such share of Series A Preferred Stock at the effective time of such conversion by the price per share to the public of the common stock in the offering.

5.	Staff’s comment: After reading your response to comment five in our letter dated August 19, 2009, we remain unclear about the timing of the merger transaction. Please clarify for us if true, that the merger between VS Holdings, Inc. and VS Parent, Inc., the issuances of Common and Series A Preferred Stock as well as their cash redemption will all consummate upon the offering. If so, Please clearly indicate that fact in the filing. If not, please clearly indicate their timing and advise us,

Response: In response to the Staff’s comment, the Company advises the Staff that it intends to effect the Merger shortly before the closing of the offering, which it anticipates will be up to one day prior to such closing. The Company further advises the Staff that, as the Company intends to use a portion of the proceeds of the offering for the redemption of the Series A Preferred Stock, such redemption must occur following the closing of the offering. The Company intends to effect the redemption immediately following its receipt of the proceeds therefrom. All Series A Preferred Stock that remains outstanding after the redemption will then be converted into shares of VS Parent, Inc. common stock, as described in our response to comment 4 above. The Company has revised the section of the Registration Statement entitled “Prospectus Summary-Our Corporate Structure” to clarify the foregoing.

VS Holdings, Inc.

September 30, 2009

Use of Proceeds, page 18

6.	Staff’s comment: Disclose the amount of the estimated underwriting discounts and estimated offering expenses in this section.

Response: In response to the Staff’s comment, the Company has revised the referenced section of the Registration Statement to provide for the disclosure of the estimated underwriting discounts and offering expenses and will provide disclosure of such figures as soon as they are available.

7.	Staff’s comment: We note your disclosures that “[w]e will not receive any proceeds from the sale of shares from the selling shareholders.” Since you are currently the direct wholly owned subsidiary of VS Parent, Inc., please disclose, if true, that these shares will he available and are a result of the conversion of the common and preferred shares of VS Parent, Inc. in connection with the merger with VS Holdings upon the offering.

Response: In response to the Staff’s comment, the Company has revised the section of the Registration Statement entitled “Prospectus Summary-The Offering” to disclose that the shares offered by the selling stockholders are shares that will be received upon conversion of VS Parent’s Series A Preferred Stock for shares of VS Parent’s common stock.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets June 27, 2009, page 23

8.	Staff’s comment: Tell us and disclose how you derived the financial information within the Adjustments for VS Parent, Inc. column and if they represent, the historical financial statements of VS Parent, Inc,

Response: In response to the Staff’s comment, the Company advises the Staff that the information within the Adjustments for VS Parent, Inc. column represented the combination of the historical financial statements of VS Parent, Inc. and the eliminations of intercompany activity. In the current amendment, we have separated the historical financial statements of VS Parent, Inc. and the eliminations into two separate comments to provide greater clarity.

9.	Staff’s comment: Refer to the Adjustment/Elimination for the Merger column, Tell us and disclose in a footnote how you arrived at the elimination of $(157,132) and $(24,793) for the additional paid-in capital and retained earnings accounts, respectively.

Response: In response to the Staff’s comment, the Company advises the Staff that the elimination of $(157,132) represents the elimination of VS Parent’s additional paid-in capital along with the elimination of the impact of the transfer of common stock, warrants, and preferred shares from VS Holdings to VS Parent which arose during the formation of VS Parent. In addition, the Company advises the Staff that the elimination of $24,793 represents the eliminations of VS Parent retained earnings derived from transactions with VS Holdings, and VS Parent’s cumulative equity in earnings of VS Holdings. The Company has revised the Registration Statement to footnote these figures and disclose the foregoing.

VS Holdings, Inc.

September 30, 2009

Selected Historical Consolidated Financial Data, page 26

10.	Staff’s comment: We note your disclosure that you had paid a one time cash dividend of $561,000 in 2008. As such, please revise to include cash dividend paid per common share in the Selected Historical Consolidated Financial Data table. Refer to Item 301 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Selected Historical Consolidated Financial Data table to include cash dividends paid per common share for the one time cash dividend of $561,000 paid in 2008.

11.	Staff’s comment: We note your presentation of EBITDA as a liquidity measure. In that regard; explain to readers in, detail how you use EBITDA as a liquidity measure and disclose the reasons why you believe EBITDA provides useful information to investors in assessing your liquidity and capital resources. Refer to Item 10(e) of Regulation S-K. Also, please present the three major categories of the cash flow statements prominently along side your EBITDA presentation. Refer to FAQ #12 Regarding the Use of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has removed the presentation of EBITDA as a liquidity measure from the Registration Statement.

Management’s Discussion and Analysis..., page 29

Goodwill and Other Intangible Assets, page 32.

12.	Staff’s comment: We note your response to comment 15 in our letter dated August 19, 2009. Please enhance your disclosure here and in footnote 3 to your financial statements to provide the accounting policy on how you conduct the Step 2 impairment test. Refer to paragraphs 20-22 of SFAS 142.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide disclosure on how it conducts the Step 2 impairment test. In addition, the Company advises the Staff that it will include this disclosure in the notes (“Summary of Significant Accounting Policies”) to the Company’s consolidated financial statements in future filings, as applicable.

Results of Operations, page 35,

13.	Staff’s comment: Please provide a discussion of your operating results for the three month period ended June 27, 2009 as compared to the same prior period ended June 28, 2008. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has removed the financial statements and information for the three month periods ended June 27, 2009 and June 28, 2008, as such financial statements and information are not required. As a result of such removal, discussion of the Company’s operating results for the three month period ended June 27, 2009 is no longer required.

VS Holdings, Inc.

September 30, 2009

Liquidity and Capital Resources, page 46

14.	Staff’s comment: In response to comment 16 in our letter dated August 19, 2009, you state that you do not believe there are any known trends, demands, commitments, events or uncertainties that are likely to impact your liquidity or the cost of capital resources. However, in your risk factor entitled “Our ability to continue to access credit...” on page 13, you state that due to the “current economic disruption, (you] cannot be certain that funding for [your] capital needs will be available from [your] existing financial institutions and the credit markets if needed, and if available, to the extent required, and on acceptable terms,” Please advise or revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor to clarify the disclosed risks in relation to the Company’s known trends with respect to its liquidity and capital resources. We supplementally advise the Staff that we have entered into a new credit facility on September 25, 2009 and have revised the filing to indicate this and to describe such new facility.

Compensation Discussion Analysis, page 70

15.	Staff’s comment: We note your response to comment 19 in our letter dated August 19, 2009, as well as the revised disclosure on page 71 of the registration statement. However, it does not appear that you have discussed the factors considered by you and the Hay Group in determining the percentages of base salary that are used for the target bonuses or the percentage breakdown of the target bonus between the two components of corporate and individual objectives. Therefore, we re-issue comment 19.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify the factors considered by it and the Hay Group in determining the percentages of base salary that are used in determining the percentages of base salary that are used for the target bonuses or the percentage breakdown of the target bonus between the two components of corporate and individual objectives.

Principal and Selling Stockholders, page 83

16.	Staff’s comment: Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. You should name any selling shareholder that is a broker-dealer and state that it is an underwriter with respect to the shares that it is offering for resale. Please be advised that language such as “may be deemed to be” an underwriter is unacceptable if the selling, shareholder is a broker-dealer.

VS Holdings, Inc.

September 30, 2009

Response: In response to the Staff’s comment, the Company advises the Staff that Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P. are affiliates of a broker-dealer. The Company has revised the referenced section of the Registration Statement to disclose this affiliation.

17.	Staff’s comment: Please disclose the natural person or persons who exercise the sole or shared voting, and/or dispositive powers with respect to the shares to he offered by Blackstone Mezzanine Partners LT. and Blackstone Mezzanine Holdings L.P.

Response: In response to the Staff’s comment, the Company advises the Staff that each of Blackstone Mezzanine Holdings L.P. and Blackstone Mezzanine Partners L.P. are controlled by their respective general partners. Indirect control of such general partners sits with The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is The Blackstone Group Management L.L.C., which is controlled by its founding member, Stephen A. Schwarzman. Each of the above, other than Blackstone Mezzanine Holdings L.P. and Blackstone Mezzanine Partners L.P., disclaims beneficial ownership of the shares of common stock of VS Holdings, Inc. held by each of Blackstone Mezzanine Holdings L.P. and Blackstone Mezzanine Partners L.P. except to the extent of such party’s pecuniary interest therein. The Company believes that the foregoing is appropriately reflected in footnote (3) to the table in the section of the Registration Statement entitled “Principal and Selling Stockholders.”

Condensed Consolidated Statements of Operations for the Quarterly Period Ended June 30, 2009, page F-38

18.	Staff’s comment: We note your disclosure on page 36 that costs of goods sold includes product, warehouse and distribution and occupancy costs. In that regard, if your costs of goods sold excludes depreciation and amortization expenses, please revise this caption to costs of goods sold (exclusive of depreciation shown separately within selling, general and administrative expenses below)” or using a similar caption in accordance with SAB Topic 11B.

Response: In response to the Staff’s comment, the Company has revised the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - General Definitions for Operating Results” to disclose that its costs of goods sold are exclusive of depreciation, which is shown separately within selling, general and administrative expenses. In addition, the Company advises the Staff that it will include this disclosure in the notes (“Summary of Significant Accounting Policies”) to the Company’s consolidated financial statements in future filings, as applicable.

Exhibit 5.1

19.	Staff’s comment: We note that you have assumed the authority of the persons signing the documents in connection with which the opinion is rendered. We view this statement as assuming corporate authority, which is a legal conclusion that should be opined upon by legal counsel. Please revise your opinion to remove this assumption.

Response: In response to the Staff’s comment, we will remove the referenced assumption from Exhibit 5.1.

Amendment No. 2 to Registration Statement of Form S-1

20.	Staff’s comment: Please delete the “*” that follows Exhibit 23.2 in the exhibit index.

Response: In response to the Staff’s comment, we have deleted the “*” that follows Exhibit 23.2 in the exhibit index.

VS Holdings, Inc.

September 30, 2009

Annual Report on Form 10-K for the Year Ended December 27, 2008

Item 14 Principal Accounting Fees and Services, page 57

21.	Staff’s comment: We note your response to comment 40 of our comment letter dated August 19, 2009. You indicate that you will make the requested disclosure in future filings. In your supplemental response, please provide us with your proposed revised disclosure

Response: In response to the Staff’s comment, in future filings, the Company will include the following disclosure with respect to the Company’s audit committee’s pre-approval policies and procedures.

Pre-approval Policy

Under the Company’s Audit Committee’s pre-approval policy, before an independent auditor is engaged by the Company or its subsidiaries to render audit or non audit services, the Audit Committee must pre approve the engagement. The Audit Committee may delegate the authority to grant pre-approvals to its members, provided such approvals are presented to the Audit Committee at a subsequent meeting.

Audit Committee pre approval of audit and non audit services is not required if the engagement for the services is entered into pursuant to pre approval policies and procedures established by the Audit Committee regarding the Company’s engagement of the independent auditor, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each service provided and such policies and procedures do not include delegation of the Audit Committee’s responsibilities under the Exchange Act to the Company’s management

22.	Staff’s comment: We note your response to comment 41 of our comment letter dated August 19, 2009. We also note that you have not yet filed an amendment to the Form, 10-K for the fiscal year ended December 27, 2008. Please amend your Form 10-K to respond to comment 41.

Response: In response to the Staff’s comment, the Company will file concurrently herewith an amendment to its Annual Report on Form 10-K for the fiscal year ended December 27, 2008, to filed revised Exhibits 32.1 and 32.2 thereto.

VS Holdings, Inc.

September 30, 2009

Quarterly Report on Form 10-Q for the Period Ended March 28, 2009

Quarterly Report on Form 10-Q for the Period Ended June 27, 2009

Item 4. Controls and Procedures

23.	Staff’s comment: We note your response to comment 42 of our comment letter dated August 19, 2009, we also note that you have not yet filed an amendment to the Form10-Q for the fiscal period ended March 28, 2009 or to the Form 10-Q for the fiscal period ended June 27, 2009. Please amend your Forms 10-Q to respond to comment 42.

Response: In response to the Staff’s comment, the Company will file concurrently herewith amendments to its Forms 10-Q to clarify that its evaluation of the effectiveness of its disclosure controls and procedures was based on the definition of disclosure controls and procedures contained in Sections 13a-15(e) or 15d-15(e) of the Exchange Act.

*        *        *        *        *

VS Holdings, Inc.

September 30, 2009

In addition, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 624-3440.

Sincerely,

/s/ James M. Sander
James M. Sander
Vice President, General Counsel and Corporate Secretary

cc:	Richard L. Markee

Christian O. Nagler